
HEVO
JOURNEY EVERYWHERE

INVEST IN **HEVO**

Wireless charging for electric vehicles

LEAD INVESTOR



Jon Gensler Angel Investor and Clean Tech Entrepreneur

I have known and worked with CEO Jeremy McCool since HEVO was barely a worm of an idea, and have been impressed almost every step of the way of this company's journey. My military veteran experience tells me HEVO's mission is critical. My MIT Sloan MBA and business experience tell me HEVO's solution is practical and yet magical. My daily driving and charging of various EVs over the past decade ensure me that HEVO's opportunity to be a meaningful leader in the ongoing EV revolution is undeniable. I have invested in this team nearly every round since the beginning, and plan on continuing to add to my position until HEVO stops asking.

Invested $100,000 this round & $100,000 previously

Learn about Lead Investors

Highlights

1. Wireless EV charging system meeting UL and SAE standards

2. Tier 1 agreement paves way for software installation on thousands of EVs

3. Robust IP portfolio featuring 21 patent families

4. Successful pilots with major global auto and energy companies

5. Efficient cost structure, significantly below all competitors

6. Revenue projected (not guaranteed) to exceed $500M by 2027

Our Team



Jeremy McCool Founder & CEO

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Umer Anwer CTO

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Victor Peltola CCO

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Sameer Rashid COO

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Sameer Rashid COO

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Certified Hardware & Software Wireless Charging Technology, Commercial Available Today

HEVO's wireless charging technology meets the universal safety and performance standards for wireless EV charging developed by UL and the Society of Automotive Engineering (SAE). As a first-mover introducing a commercial-ready wireless EV charging platform featuring seamlessly integrated hardware and software, HEVO is well-positioned to dominate the rapidly expanding EV charging marketplace. This is evidenced by (1) a significant, recent investment from Obsidian Investment Partners; (2) a robust business development pipeline including multiple RFQs from major auto OEMs and Tier 1 auto suppliers; and (3) HEVO's selection as the exclusive commercialization partner for DOE-funded wireless charging technologies developed by Oak Ridge National Labs. HEVO's charging platform is designed to support the mass scaling and adoption of electric and autonomous vehicles by creating an exceptional user experience for drivers and fleets.

Problem: Plugin EV charging has critical limitations

Competing connectors
Plugin charging lacks a universal protocol, with many charging locations requiring more than three different connector types.

Fueling cost
Pay-as-you-go chargers are often expensive, with opaque pricing structures; free charging is typically slow and over-utilized.

Fragmented networks
There is limited interoperability between networks, requiring multiple accounts, apps, keycards, & RFID fobs to access and pay.

Limited scalability
Plug-in charging does not easily scale with forecast global EV adoption, and is not suited for autonomous EVs.

The bottom line:
Plug-in charging is a bottleneck for EV adoption
and for the growth of the EV industry

Solution: A wireless EV charging network

HEVO is building the global wireless charging standard for electric vehicles—providing users with a simple charging experience and a complete, integrated EV transportation app.

Exceptional convenience

- ✓ Wireless chargers are universally adaptable
- ✓ HEVO chargers work seamlessly with any wireless charging equipped EV
- ✓ Charging hardware is compact, easy to install, and easy to maintain
- ✓ Customers never need to leave the car, increasing overall safety and comfort
- ✓ Mobile app integrates seamlessly with both wired and wireless charging networks

Designed for scale

- ✓ Universal adaptability across all types of EVs
- ✓ Eliminates bulky wires, making it an ideal solution for dense urban zones
- ✓ Mission critical technology for the pending roll-out of autonomous EVs

Highly cost-efficient

- ✓ Highly efficient cost structure, significantly below all wireless competitors
- ✓ Low maintenance costs, no external plugs that are susceptible to wear and tear
- ✓ Less reliance on expensive raw material inputs given wireless capabilities

In short, our wireless charging standard will enable us to create a durable, scalable network that supports widespread EV and autonomous vehicle adoption.

Product: A complete hardware and software solution


HEVO Wireless Charging - Safe, Seamless, Simple
HEVO
POWER PAD
THAT ACTUALLY WORKS WITH THE VEHICLE
01:53

HEVO's core product is a hardware and software solution for electric vehicle charging called Rezonant E8. It's comprised of four main components:

(1) Power station: wall- or pole-mounted with the option to offer integrated wireless and plugin Level 2 charging (Level 2 charging stations plug into a 240V outlet - like a clothes dryer or oven - and deliver more power to the car to charge it faster)

(2) Vehicle assembly (Wireless Battery Adapter and Wireless Vehicle Pad): can be installed on any EV

(3) Wireless power pad: mounted onto or embedded into the ground

(4) App and cloud platform: synchronizes parking alignment, bill pay, charging analytics, and other key user services


Introduction: HEVO Wireless Equipment and Full-Stack Software
APP & CLOUD


POWER STATION
The Power Station is grid-connected to standard AC or DC power sources. The assembly can be wall-mounted or installed on a pole mount supplied by HEVO. The Power Station also offers hybrid charging solutions with integrated wireless and plugin Level 2 options (e.g. J1772 Type 1 or J1772 Type 2 Mennekes). The Power Station is standard equipped with a certified revenue grade energy meter, security camera and gateway (GPS/LTE/4G/WiFi/LAN).
63%
Cloud & API
WiFi (Encrypted TCP/IP)
wireless bill pay, alerts and key charging analytics that are seamlessly connected to the cloud for remote access and control while journey planning and turn-by-turn navigation optimizes the EV driving experience for users.
GUARDIAN DETECTION
Mounted either to a wall or on the pole mount, this high-resolution thermal imaging device detects foreign objects, enables Power Station safe mode and sends using message alerts informing them of the detected objects.
WIRELESS BATTERY ADAPTER
Discretely located near the vehicle plugin ports, the Battery Adapter supplies 350-450 VDC to the battery and interfaces with the battery management system (BMS).
WIRELESS VEHICLE PAD
Centered-mounted between the two front tires on the chassis, the Vehicle Pad captures the wireless power transferred from the Power Pad and serves as the vehicle parking alignment sensor.
WIRELESS POWER PAD
Designed to be mounted onto or embedded into the ground, the Power Pad resonates at 85 kHz and is equipped with parking alignment sensors for accurately aligning the vehicle.
CONFIDENTIAL | HEVO.COM

HEVO's software product for end users also works like a replacement for Maps and Waze, and includes route planning, pricing, reservations, and other travel features. This integrated approach allows us to build our user base and community, acting as a lead generation tool.

A seamless user experience


Turn-by-Turn Navigation
9:41 AM
Ngo St
Anwer Lane
8
7
ChargeShack
Closing 6:00p · 1h 15m away · ★4.8
Wireless Charging Ready
9:41
Cancel
Align your vehicle
Report





EV specific mapping and turn-by-turn navigation with route planning, pricing, reservations, filters and other features offered exclusively by HEVO

Built with the future in mind, this app is ready with wireless charging parking alignment assistance and features that complete the hands-free experience

Remote Access and Operability



9:41
Charging in progress
Report
96%
0h 12m 25s
estimated time remaining
6.2 kW
power input
18.6 mi
gained
$2.98
running total
Stop Charging

Remotely start and stop the charging process while accessing real-time charging data like state-of-charge, power input and charging costs on the fly

Account Management



9:41
Completed Session
Statistics
Miles gained
21 mi
Power gained
6 kWh
CO2 emissions saved
8,887 g
Fuel saved
1 gal.
About
Times Square
New York, NY
1 h and 0 min
$3.25

Effortlessly add vehicles, payment options and manage charging networks with wirelessly bill pay options, receipts and remote access to your charging statistics

IOT-ENABLED 1

Network connected with GPS,



4 **WEB CONNECTED CAMERA**

In-built camera for added security,

WiFi, LTE and Ethernet options for remote management, proactive analytics, over-the-air updates and interconnectivity with other EV charging apps via the HEVO API

MULTI-PAYMENT OPTIONS 2

Pay-as-you-go and membership customers can start charging by using their mobile app, tapping their security chipped cards, mobile pay or by phoning in

BUILT-IN 3 **ENERGY METER**

Certified revenue-grade energy meter enabling real-time payments for electricity and end-to-end efficiency management



HI
HEVO

parking site management, wireless charging alignment assistance and reservation management

5 **UV SAFE LED DISPLAY**

1-million-hour life and 1.6M color RGB spectrum visible from distances up to 40 feet and 120 degree viewing angles in direct sunlight that provides key charging details like availability, pricing and charging statistics

COMPETITIVELY 6 **PRICED**

Cost competitive with Level 2 chargers even without financing

7 **LEVEL 2 PLUGIN CHARGING OPTION**

Option to include a wired port or cable to service non-wireless drivers

10 JOURNEY PLANNING

UX/UI key features including trip planning, booking management, payments and sophisticated range estimation algorithms



SMART-EST 8 EV CHARGING

Web and mobile apps display

9 NETWORK MANAGEMENT

Network OS manages integration, booking, security, authentication,

highly valuable insights during charging that are not readily available by other EV charging software platforms (e.g. state of charge, costs during usage, charge time remaining, upcoming reservations, etc.)

and back office reconciliation

Traction: Significant traction with OEM manufacturers and Tier 1 suppliers

Completed pilots

The company has completed several pilot projects with leading multinational companies. They have either executed or are finalizing formal agreements with global automakers and Tier I auto industry suppliers—creating a potential path for the Company's platform to become the industry standard for hundreds of thousands of EVs.

Manufacturing and shipment of the company's commercial product commenced in 2021, and management is preparing to scale production beginning in 2022. Company revenue projections exceed $500M by 2026 (projections cannot be guaranteed).

Technology timeline


First Pilots Started
2012
Research Begins
University Lab
2013
Prototypes
University Lab
2014
Research
University Lab
2015
Prototypes
Alpha
2016
Prototypes
Beta


Becomes First Safety Certified and
Auto Qualified Wireless EV Charging
Technology in the World


2017
Pilots & Refinement
2018
Pilots & Refinement
2019
UL & SAE Testing Kickoff
2020
SAE Qualification
UL Certification
ISO Certification
2021
Brooklyn Micro Factory (small-batch serial production)

Financial overview

We believe HEVO is on path for **accelerated revenue and EBITDA generation** through its unique business model and state-of-the-art products.

Revenue ($MM)


$1.5
$28.9
$79.6
$261.3
$523.1
2022
2023
2024
2025
2026

Future projections, including related to revenues and expenses, cannot be guaranteed.

Gross Profit ($MM)


$0.3
$8.5
$28.6
$93.4
$194.6
2022
2023
2024
2025
2026

Future projections, including related to revenues and expenses, cannot be

Future projections, including related to revenues and expenses, cannot be guaranteed.

EBITDA ($MM)


$127.4
$45.1
($4.8)
($12.4)
($7.3)
2022
2023
2024
2025
2026

Future projections, including related to revenues and expenses, cannot be guaranteed.

EBITDA - CAPEX ($MM)


$127.1
$44.7
($5.5)
($13.9)
($10.4)
2022
2023
2024
2025
2026

Future projections, including related to revenues and expenses, cannot be guaranteed.

Income statement

($MM)	2022	2023	2024	2025	2026
Total Revenue	$1.5	$28.9	$79.6	$261.3	$523.1
(-) Total COGS	($1.2)	($20.4)	($51.0)	($168.0)	($328.5)
Gross Profit	$0.3	$8.5	$28.6	$93.4	$194.6

(+) Grant Income	$0.1	$0.5	$0.8	$1.0	$1.3
(-) Total Expenses	($5.2)	($21.3)	($36.7)	($49.2)	($68.5)
EBITDA	**($4.8)**	**($12.4)**	**($7.3)**	**$45.1**	**$127.4**
(-) Depreciation & Amortization	($0.1)	($0.3)	($0.7)	($1.2)	($1.2)
EBIT	($4.9)	($12.7)	($8.0)	$44.0	$126.1
(-) Interest Expense	($0.0)	–	–	–	–
(-) Taxes	–	–	–	($5.5)	($37.8)
Net Income	**($5.0)**	**($12.7)**	**($8.0)**	**$38.5**	**$88.3**

Future projections, including related to revenues and expenses, cannot be guaranteed.

Customers: Addressing an unmet need in the EV charging market

The pathway to mass adoption of EVs and the accompanying significant reduction in CO2 emissions is a simple, frictionless EV driver experience.

Amongst those who do not own or drive an electric vehicle,

29%

want wireless charging even though a commercial system is not yet available in the market.

SOURCE: "THE STATE OF ELECTRIC VEHICLES IN AMERICA"

VOLVO STUDY OF NON-EV OWNERS:
Survey Results Show Availability & Convenience of Charging Must Improve Dramatically.

1. More charging stations (61%)
2. Same price as a traditional vehicle (57%)
3. Government financial incentives (41%)
4. Trying it for 30 days before buying it (40%)
5. Manufacturer providing a gasoline or hybrid car to switch out (32%)
6. Charging the vehicle wirelessly (29%)
7. Styling similar to traditional vehicles (26%)

Fleets

Fleets represent a significant near-term opportunity for the company. HEVO is actively engaging with taxi, delivery, public transportation, rental and other fleets for the aftermarket retrofit of vehicle assemblies and deployment of wireless charging stations.

Certified Partners

Certified Partners

Our certified partners are the installers of EV charging infrastructure for charging networks in the US, EU and Australia. Certified partners purchase EV wireless charging systems from HEVO wholesale, and then sell those systems retail to their customers. Please see the business model section for additional information.

Automakers

HEVO is in the RFI/RFP process with multiple global automotive OEMs and Tier 1 automotive suppliers. HEVO's goal is to nurture these relationships and pave the way for HEVO's wireless charging vehicle-side equipment to be factory built into multiple EV makes and models.

E-Commerce

Working with dealership networks, HEVO will eventually offer an aftermarket retrofit solution to any EV driver that wants to go wireless.

Business model: OEM lease and subscription recurring revenue opportunity

B2B model for fleets and customers

While EV drivers and fleets are the ultimate end-users of HEVO products, our direct customers are our certified distributors and Automotive OEMs.

HEVO is partnering with leading OEMs to develop a **unique leasing program** that will enable EV buyers to lease HEVO equipment directly from the manufacturer with no upfront costs.

—

Lease program overview

1

HEVO chargers will be offered directly through OEM's as a factory-installed option on new battery electric vehicle ("BEV") sales. Rather than charging the customer upfront, the cost of the wireless charging hardware can be financed through a leasing option

2

This program will be fully funded by a third-party strategic capital provider, who in return will receive a portion of the monthly lease payments. This will enable the OEM to offer HEVO's wireless charging products with no upfront costs

3

HEVO will train OEM technicians at participating dealerships and mechanic shops on hardware installation and maintenance in order to provide best-in-class service and ongoing product support throughout the duration of a customer's lease

5

Purchasers of new BEVs will have the option to receive fully-installed HEVO wireless chargers as a factory option at no upfront cost, along with a subscription to HEVO's public charging network

6

The monthly lease payments will be used to provide a return to the strategic capital partner, a revenue share for the participating OEM, and to cover the costs of HEVO's charging hardware and associated installation costs

Lease program benefits

- ✓ **Leases can be structured to match the lease term of new vehicles**
- ✓ **Fully-financed lease option with no upfront costs to the customer or OEM**
- ✓ **Trained HEVO technicians provide product installation and ongoing support throughout the life of the lease**
- ✓ **Instant access to HEVO's public charging network enhances network utilization**
- ✓ **OEM's participate in a revenue share of all leases sold**

—

"Certified Partner" business model mitigates uncertainty and reduces risks



OEM / FLEET
HW
$
FLEX (CM)
HW
$
HEVO
Operating License offer
$
Distribution / Marketing Partner
Operating License offer
$
FINANCING OPTIONS
UTILITIES
kWh
$
HEVO
Certified Partner
kWh
$
DRIVER / FLEET
$
Services
INSTALLER

Market: Wireless charging market analysis

—

$50B EV charging infrastructure opportunity by 2030

"Representing an estimated $50 billion of cumulative capital investment through 2030. On average, a level 2 charger used in a home costs less than $1000; one used in a workplace or in public can cost between $3000 and $5000. A DCFC starts at about $25,000 and, depending on the power capacity, can rise to more than $200,000 for each unit."

-"Charging Ahead: Electric Vehicle Infrastructure Demand" (McKinsey & Company)

Figure 1: Global EV fleet sizes by segment and market



Passenger EVs
Million
60
50
40
30
20
E-buses and commercial EVs
Million
7
6
5
4
3
2
Electric two- and three-wheelers
Million
400
350
300
250
200
150
100


10
0
1
0
50
0
2015
2020
2025
China
Europe
U.S.
Other regions

Source: BNEF. Note: Two-wheelers includes mopeds, scooters and motorcycles, excludes e-bikes.

Figure 24: Cumulative global installed charging infrastructure by category: home and work, public, commercial – Economic Transition Scenario


Home and work
Millions of connectors
Public
Millions of connectors
E-bus and truck
Millions of connectors
0
50
100
150
200
250
300
5
10
15
20
25
1
2
3
4
2015 2020 2025 2030 2035 2040
7-22kW
7-22kW work
50kW
150kW
350kW
1,000kW

Source: BNEF. Note: Light commercial EVs are considered within home and public infrastructure.

—

Wireless vehicle charging TAM

Based on HEVO's involvement in the RFI/RFQ process with multiple OEMs and Tier 1s regarding wireless charging integration, HEVO estimates that more than **2 million** EVs will have SAE J2954 approved wireless hardware installed by 2025. HEVO expects the number of EVs with wireless hardware installed to greatly exceed **10 million** by 2030, and approach **50 million** by 2035.

Competition: Positioned to become a global leader of wireless EV charging


Commercial-Ready
HEVO will bring a fully certified wireless EV charging system that includes comprehensive software and a revenue-grade electricity meter to market
Compatible and Inter-operable
HEVO has developed a patented and market defining, universal platform that is SAE J2954 compatible and OCPP-ready.
Market Leading Price
HEVO pricing projections are highly competitive – including versus plugin charging.
Peace-of-Mind
24/7 system monitoring and remote diagnostics provide proactive maintenance and assures EV charging readiness to minimize costly down time.
Scale-Ready
HEVO and its partners are preparing manufacturing to meet safety and automotive production requirements while expanding capacity by orders of magnitude in 2022, 2023, and 2024.

HEVO introduced a certified, commercial-ready product and software platform. We **began shipping certified units in mid-2021.**

In January 2020, HEVO successfully tested below the required EMI-EMF

In January 2020, HEVO successfully tested below the required EMF-EMI thresholds set by the then newly established SAE J2954 (global wireless EV charging standard).

In August 2020, we completed UL 2750 certification, the required global safety certification for any commercializing SAE J2954 technology.


SAE Qualified
Not UL Certified
UL Certified
Not SAE Qualified
KAIST
WAVE
mojo
WiTricity
Momentum
Wireless Power
PLUGLESS
LUMEN

Commercialization requirements for wireless EV charging

Company	HQ Location	Development Start Date	Status	Commercializing Requirements for Wireless EV Charging						Software Platform	Plugin Add-On
				SAE J2954 Qualified	UL 2750 Certified	IATF 16949	ISO 9001	OCPP Compliant	ISO 15118		
	Brooklyn (2013-Present)	Dec 2012	Low-volume Serial Production	Yes	Yes	Compliance Pending 2023	Certification Pending 2022	OCPP 1.6	Pending	Yes	Available
KAIST	Daejeon, S. Korea	2010	Prototyping	No	No	Not Available		No		No	Not Available
LUMEN	Victoria, Australia	Qualcomm Halo Licensee	Commercializing	No	Yes	Likely Pending		No		No	Not Available
MOJO	Santa Clara, CA	2012	Prototyping	No	No	Not Available		No		No	Not Available
MOMENTUM	Malvern, PA	2012	Fleet demos	No	No	Not Available		No		No	Not Available
WAVE	Salt Lake City, UT	2012	Bus demos	No	No	Not Available		No		No	Not Available
WITRICITY	Watertown, MA	2007	Licensing lab designs	No	No	Not Available		No		No	Not Available
PLUGLESS POWER	Richmond, VA	2009	Dormant	No	No	Not Available		No		No	Not Available

Note: based on publicly available information.

SAE J2954: International and universal standard for interoperability and safe operation of wireless EV Charging.

UL 2750: International and universal safety certification for wireless EV charging production, marketing and sales.

IATF 16949: International certification for automotive quality management systems required to sell and distribute automotive grade equipment.

ISO 9001: International certification for automotive quality management systems required to sell and distribute automotive grade equipment.

OCCP: International communications protocol and certification for EV charging infrastructure back office communication standardization.

ISO 15118: International communications protocol and certification for EV charging infrastructure to grid communication standardization.

—

HEVO met the SAE J2954 requirements in January 2020



Vehicle Front View
Inside the vehicle, HEVO was tested to have less than 1 μT, a value that is naturally found in ambient environments.
≤ 1 (μT)
Vehicle Assembly (VA)
This area is protected by the Guardian Detection device
≤ 15 μT
≤ 5 μT
≤ 1.5 μT
≤ 2 mT
Ground Assembly (GA)

SAE J2954 Tested Electromagnetic Field Measurements

1.5 (μT)

SAE J2954 permits a maximum of 15 microtesla (μT) around the periphery of the vehicle wheelbase. HEVO tested 10x below by an SAE selected laboratory in January 2020.

SAE INTERNATIONAL. **SOCIETY OF AUTOMATIVE ENGINEERING**

Created in January 2012, SAE J2954 is a task force of over 100 members comprising of major automakers, Tier 1 suppliers, energy companies, EV charging companies and developers of wireless electric vehicle charging (WEVC) technologies that are responsible for the development and approval of a single, unified global wireless power transfer (WPT) standard. In January 2020, HEVO successfully tested SAE J2954 interoperability with a WPT competitor, while also successfully testing below the threshold limits of the SAE approved standard for electromagnetic field (EMF) and electromagnetic interference (EMI) at an SAE J2954 selected testing laboratory in Austin, TX. In 2020, the SAE J2954 task force shall publicly publish the standard, for which HEVO shall be referenced as a conforming technology.

—

UL 2750 safety certification

UL 2750 safety certification

August 2020: HEVO completes UL 2750 certification testing for their introductory product – REZONANT E8

UL 2750 is the required global safety certification for any commercializing SAE J2954 technology. All wireless electric vehicle charging (WEVC) products must undergo UL 2750 testing to meet universally accepted electrical, environmental and fire safety standards. UL 2750 certifying tests are performed at Nationally Recognized Testing Laboratories (NRTLs) to ensure the highest level of analysis in examining the performance and durability of WEVC technologies. Upon successful completion of testing at the NRTL facilities, the WEVC production facility and assembly process must also be audited by UL officials to ensure the quality of manufacturing and conformity to UL requirements before being awarded the UL certification. Upon achieving the certification, UL officials will continue quarterly unannounced audits of the production facilities and manufacturing process in order to ensure UL 2750 conformity through the lifecycle of the WEVC product. In 2020, HEVO became one of only two companies in the world to complete UL 2750 testing for WEVC.

—

Intellectual property protection

Patent Title	Coverage	Status	Priority Date	Approval Date	Expiration
Systems and Mobile Application for Electric Wireless Charging Stations	United States	Approved	March 23, 2012	October 24, 2017	20 Years
Inverter Enclosure	United States	Approved	October 21, 2016	March 27, 2018	March 27, 2033
Detecting and Deterring Foreign Objects and Living Objects at Wireless Charging	United States	Approved	May 01, 2017	November 13, 2018	May 01, 2037
Resonant Inverter Topology, Wireless Charger and Control Method	United States	Approved	February 19, 2014	August 13, 2019	March 09, 2036
Parking Alignment Sequence For Wirelessly Charging An Electric Vehicle	United States	Approved	October 21, 2016	August 06, 2019	October 21, 2036

Wireless EV charging presents significant cost advantages to wired systems

—

Plug-in vs. wireless cost and efficiency comparison

Price Efficiency Comparison – Wired and Wireless EV Charging Systems

	Plug-in System[2]		Wireless System	
System Power (kW)	Avg. Price (USD)	Avg. Price/kW (USD/kW)	Target Price (USD)	Target Price/kW (USD/kW)
6.6 – 11	500 – 2,275	75 – 284	2,275*	284*
25	7,500 – 10,000	300 – 400	10,000	400
50	17.5k – 35.8k	350 - 716	20,000	400
100	36k – 100k	360 – 1,000	35,000	350
300 – 400	48k – 150k	137 - 429	50,000**	143**

1. OEMs are focused on per-unit pricing of $2,500 or less
2. Market research

*Price and Price/kW apply to 8kW wireless system
**Price and Price/kW apply to 300kW wireless system
*Wired data source

—

Efficiency comparative analysis (grid-to-battery)



Efficiency Comparative Analysis (Grid-to-Battery)
Avg. Plugin AC
Avg. Plugin DC
HEVO (AC Grid Connect)
HEVO (DC Grid Connect)
End-to-End Efficiency (%)
<1 KW
7.7 KW
25 KW
50 KW
100 KW
300 KW



91-95%
HEVO grid-to-battery efficiency with optimal alignment at different height gaps (100mm, 150mm, 210mm)
>90% efficiency with 7.5cm (X) by 10cm (Y) misalignment for HEVO Level 2 charging

Our Vision: Be the global unifying network for interoperable, ubiquitous EV charging

In 2022 we aim to:

- Relocate HQ to >10x size of Brooklyn facilities
- Launch the Journey app
- Engage 2-5 auto OEMs and/or Tier 1s on internal projects or tech review for future factory built-in wireless solution
- Engage in 2-5 fleet projects or tech review for large follow-up orders
- Secure 2-5 aftermarket distributor agreements for fleet/consumer wireless solutions
- Recruit up to 15 new personnel for ops, engineering, BD
- Certify and commercialize 11kW system and pre-certify 25kW and V2G

Certify and commercialize 11kW system and pre-certify 20kW and V2G platforms

Go-to-market strategy

PHASE 1 2020-2021
TRACTION

- Rezonant E8 production hard tooling ordered and setup for mass production quantities
- Introduction of Rezonant E8 (Gen 1) and open aftermarket pre-purchasing by end of 2020 for first 142 certified units to be delivered in 2021
- HEVO Mobile App released on iOS and Android OS stores mid-2021 prior to delivery of first commercial systems
- First batch of UL and ISO 9001 certified units shipped for installation in 3Q 2021
- 2021 and beyond production quotas set with pre-purchasing opened for next ~2,000 units by 2022
- Aftermarket sales expansion into new regional markets in U.S., Europe and APAC

PHASE 2 2021-2023
GROWTH

- Introduction of Rezonant E8 and E24 next generational products for aftermarket sales in all regions
- IATF 16949 certification obtained and first automaker order received with PPAP requirements
- Financing options opened for aftermarket fleet and consumer in specific markets
- In-network subscription models released for commuters and fleets with monthly and annual pricing models in the U.S. market
- Business development and sales expansion into new regional U.S., Europe and APAC markets

PHASE 3 2023-2025
TRANSITION

- Introduction of Vehicle-to-Grid technologies for aftermarket and automaker option sales in all global locations
- First OEM production vehicles with HEVO wireless technology publicly released
- Project financing expanded into new regional and international markets
- In-network subscription models released for commuters and fleets

PHASE 4 2025-2030
CONSOLIDATION

- Introduction of Dynamic Charging (Gen 1) for specified projects targeting fleets
- Over 33% of new production vehicles are equipped with HEVO wireless technology
- Project financing expanded into new regional and international markets
- Business development and sales expansion into new regions

with monthly and annual pricing models in specific markets

- Business development and sales expansion into MEA and South American markets

Applications for HEVO's unique creativity and passion

- Automation of business models and use cases such as route planning and dynamic charging travel lanes
- Seamless integration with autonomous vehicles and renewable energy for optimized grid management
- Increase EV adoption by disabled and senior drivers potentially hindered by heavy cables and cords
- Opportunistic route charging for buses, taxis and fleets improves air quality and optimizes grid utilization

$12.4M raised to date

HEVO has raised $12.4M to date, with approximately **$10.0M** in dilutive equity capital and **$2.4M** in grant funding. We've raised capital from numerous notable investors and donors, including Veteran Affairs Award, NYSERDA Award, and the CyCLE Award.

—

Funding milestones


FUNDING MILESTONES
Total Investment: Approx. $10.0M
Total Grants Received: Approx. $2.4M
$50k Veteran Affairs Award
$20k Cleantech Open Award
$241k NYSERDA Award
$150k Power Bridge Award Awarded to NYU
£150k Global Innovation Initiative Award Awarded to NYU
€150k INCENSe Award
$500k NYSERDA Award
$750k Seed Investment
$500k NYSERDA Award
$85k CyCLE Award
$1.75M+ Convertible Note
$250k NYSERDA Award
$2M+ Convertible Note
$3.8M Series A-1
$2.0M SAFE

Veteran-founded



Following a 15-month tour in Baghdad as a U.S. Army officer, Jeremy McCool



Jeremy McCool

Founder & CEO

a U.S. Army officer, Jeremy McCool made a personal pledge to reduce global dependence on foreign and fossil fuels. Upon exiting the military, Jeremy entered Columbia University's School of International and Public Affairs (SIPA) and completed his MPA with a focus in urban policy and sustainability. During his final year at Columbia, Jeremy founded HEVO in November 2011, with the vision of creating the global standard for universal and ubiquitous